UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWashington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Angie’s List, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
034754101
(CUSIP Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

____________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  The purpose of this amendment is to correct the number of shares beneficially owned by the reporting person due to an error in the calculation of the number of shares that the reporting person will acquire within 60 days of December 31, 2013 that was included in Amendment No. 2 to Schedule 13G furnished by the reporting person on February 14, 2014.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034754101	13G/A

1.	NAMES OF REPORTING PERSONS William S. Oesterle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Angie’s List, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1030 E. Washington Street
Indianapolis, IN 46202

Item 2(a).	Name of Person Filing:

William S. Oesterle

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1030 E. Washington Street
Indianapolis, IN 46202

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

034754101

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)

(b)	Percent of class: 4.0%

(c)	Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)

(ii)Shared power to vote or to direct the vote: None

(iii)Sole power to dispose or to direct the disposition of: 2,332,524 (includes options to purchase 76,466 shares exercisable within 60 days of December 31, 2013)

(iv)Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014
(Date)

/s/ William S. Oesterle
(Signature)

Chief Executive Officer and Director
(Name/Title)